UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Mitsui Joho Kaihatsu Kabushiki Kaisha
(Name of Subject Company)

Mitsui Knowledge Industry Co., Ltd.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

NextCom Kabushiki Kaisha
(Name of Person(s) Furnishing Form)

Common Stock of Mitsui Knowledge Industry Co., Ltd.
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Mr. Takamichi Kondo
Director & Executive Managing Officer
Mitsui Knowledge Industry Co., Ltd.
7-14 Higashi-Nakano 2-chome, Nakano-ku, Tokyo 164-8555, Japan
Tel. +81 3 5847-6050
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

February 8, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) See Exhibit 1: Notice of Extraordinary Shareholders' Meeting of Mitsui Knowledge Industry Co., Ltd.

(b) Not applicable.

Item 2. ***Informational Legends***

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included on the documents filed as Exhibit 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) Form F-X filed concurrently with the Commission by NextCom Kabushiki Kaisha on February 8, 2007.

(2) Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEXTCOM KABUSHIKI KAISHA

(Signature)

Shigeru Yamamoto, President and Representative Director

(Name and Title)

February 8, 2007

(Date)

EXHIBIT 1

Notice of Extraordinary Shareholders' Meeting

of Mitsui Knowledge Industry Co., Ltd.

Notice to U.S. Shareholders

- This proposed exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

- It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

- You should be aware that the issuer may purchase securities otherwise than in connection with the exchange offer, such as in open market or privately negotiated purchases, at any time.

The following is an English translation of a document originally written in Japanese, and has been prepared for reference purposes only.

Securities Code No. 4846
February 8, 2007

To: Shareholders

Mitsui Knowledge Industry Co., Ltd.
7-14, 2-chome, Higashi-Nakano, Nakano-ku, Tokyo
Junichi Masuda, Representative Director & President

Convocation Notice of Extraordinary General Meeting of Shareholders

Mitsui Knowledge Industry Co., Ltd. ("Company") cordially invites you to attend the Company's Extraordinary General Meeting of Shareholders to be held as follows.

In the event that you will not be present at the Meeting, your voting rights may be exercised in writing. In such case, after considering the following reference materials for the General Meeting of Shareholders, please complete and sign the form attached hereto for exercising your voting rights, and return it by mail to be delivered to the Company by Thursday, February 22, 2007.

1. Date: Friday, February 23, 2007 at 9:30 a.m.

2. Place: Hotel New Otani Tokyo

   "Orizuru Mai," the Main, Arcade Floor

   4-1, Kioi-cho, Chiyoda-ku, Tokyo

   (Please note that the place for this Extraordinary General Meeting of Shareholders is different from that for the 39th Ordinary General Meeting of Shareholders. Please see the guide map at the end of this Notice)

3. Purpose of the Meeting

   Resolution Matters:

   Proposal No. 1: Approving the Merger Agreement between the Company and NextCom K.K.

   Proposal No. 2: Distribution of surplus in lieu of a year-end distribution of dividends

Proposal No. 3: Payment of bonuses to the Directors

4. Rules for Convocation

If you are exercising your voting rights through a proxy, you must appoint a proxy who is a shareholder (of the Company) and entitled to exercise a voting right. You may appoint only one proxy.

* When attending the Meeting, please submit the form attached hereto for exercising your voting rights at the Meeting registration.
* Any amendment to the Reference Materials for the General Meeting of the Shareholders, will be published by the Company on the Company's website (http://www.mki.co.jp).

Reference Materials for the General Meeting of the Shareholders

Proposals and Referenced Matters

Proposal No. 1: Approving the Merger Agreement between the Company and NextCom K.K.

1. Reasons to merge

In the IT Services industry, the barrier between system integration ("SI") and network integration ("NI") has been lowered, and the customers' needs tend to become further diversified cutting across the areas of infrastructure and application. There is a growing need for a system where total services including consulting, building, maintenance and operation can be provided, and projects are increasingly becoming larger and more complex. IT Services companies are further increasingly required to provide a wider range of services, at a higher level, and on a greater scale.

Given such market environment, and in response to the diversifying and increasingly more complicated market needs, the Company and NextCom K.K. ("NextCom") decided to enter into a merger agreement in the spirit of an equal partnership, so as to realize the provision of seamless services from installment (consulting, design, and building) to maintenance and operation support. The Company and NextCom will integrate the network technologies and marketing force of NextCom with the stable customer base, system building ability, and operation and services of the Company, develop SI & NI collaboration based on long-term profit stability, and by taking advantage of the expanding market, evolve into a company with tremendous growth. This merger will dramatically upgrade the management basis and service lineups of the companies, and will be beneficial for the shareholders of both companies.

If the merger is approved at the Extraordinary General Meeting of the

Shareholders of both companies, the companies will merge as of the effective date of April 1, 2007, with NextCom as the surviving entity, to adopt a new company name, "Mitsui Knowledge Industry, Co., Ltd.," and the Company to be delisted and dissolved.

The new company, as a consolidated subsidiary of Mitsui & Co., Ltd., will continue to further enhance the customer services for the customers including the major customers of both companies, in addition to the Mitsui Group such as Mitsui & Co., Ltd.

2. Summary of contents of merger agreement

Merger Agreement

NextCom K.K. ("NextCom") and MITSUI KNOWLEDGE INDUSTRY CO., LTD. ("MKI") agree to a merger in the spirit of an equal partnership (the "Merger") and enter into a merger agreement (the "Agreement") as follows.

Article 1. Merger company names and trade names

1.1 NextCom (address: 26, 3-chome, Kanda-Nishiki-cho, Chiyoda-ku, Tokyo) shall merge with MKI (address: 7-14, 2-chome, Higashi-Nakano, Nakano-ku, Tokyo); NextCom shall survive and MKI shall dissolve.

1.2 NextCom's trade name after the effective date of the merger ("Effective Date") shall be Mitsui Knowledge Kabushiki Kaisha ("MITSUI KNOWLEDGE INDUSTRY CO., LTD." being the name in English).

Article 2. Shares issued and allotted upon Merger

2.1 NextCom shall deliver to the shareholders, excluding NextCom and MKI, registered or recorded in MKI's list of shareholders (including the beneficial shareholders registered or recorded in the list of beneficial shareholders) on the day immediately preceding the Effective Date, the NextCom common stock to be issued in connection with the Merger and NextCom treasury stock, in an allotment ratio of 0.048 shares of the NextCom stock per 1 share of the MKI stock held by each shareholder of MKI.

2.2 In the event that the number of NextCom shares delivered pursuant to Section 2.1 include any fractional shares of NextCom stock, NextCom shall handle such delivery in accordance with Article 234 of the Corporate Law (*kaishaho*).

Article 3. Matters relating to capital, reserves and surpluses

The amount of NextCom's capital, reserves and surpluses, to be increased in connection with the Merger, shall be as follows:

(1) Capital: JPY0

(2) Capital reserve: JPY0

(3) Capital surplus: The amount stated in Article 59, Paragraph 1, Item 3 (ii) of the Corporate Calculation Regulations (*kaisha keisan kisoku*), less the aggregate sum of the amounts stated in (iii) and (iv) of the same item.

(4) Profit reserve: JPY0

(5) Profit surplus: JPY0

Article 4. Effective Date

4.1 The Effective Date shall be April 1, 2007; provided, however, that such date may be amended by mutual consultation and agreement between NextCom and MKI as required during the course of the Merger proceedings or for any other reasons.

4.2 In the event of an amendment pursuant to section 4.1 above, MKI shall publicly announce an amended Effective Date no later than the day immediately preceding April 1, 2007 (or on the amended Effective Date, if such amended Effective Date falls on a date prior to the Effective Date before the amendment).

Article 5. General meeting of shareholders for approval of merger

NextCom and MKI shall each convene an extraordinary general meeting of shareholders (in each case, a "Merger Approval General Meeting") on February 23, 2007, and request the approval of this Agreement and the resolution of matters contemplated by the transactions set forth herein; provided, however, that such date may be amended by mutual consultation and agreement between NextCom and MKI as required during the course of the Merger proceedings or for any other reasons.

Article 6. Amendment of the articles of incorporation in connection with the Merger

NextCom shall propose at its Merger Approval General Meeting, an agenda item to the effect that its articles of incorporation be amended as set forth in Exhibit 1 hereto as of the Effective Date, and request approval thereof, subject to the consummation of the Merger contemplated herein.

Article 7. Succession of Corporate Assets

7.1 As of the Effective Date, MKI shall transfer to NextCom and NextCom shall succeed to any and all assets, liabilities, rights and obligations of MKI, based on the balance sheet and the financial statements as of September 30, 2006, after making adjustments for the period up to the date immediately preceding the Effective Date.

7.2 MKI shall notify NextCom by attaching separate statements about the details of any fluctuations in its assets and liabilities during the period from October 1, 2006 to the day immediately preceding the Effective Date.

Article 8. Management, etc. of company assets

After the execution of this Agreement until the day immediately preceding the Effective Date, NextCom and MKI shall conduct their business operations and manage and operate their assets in accordance with the principles of a good and competent manager; NextCom and MKI shall mutually consult and agree prior to taking any actions materially affecting their respective assets, rights and obligations.

Article 9. Directors and auditors to assume office in connection with the merger

9.1 The persons who shall assume office as directors and statutory auditors in connection with the Merger are set forth in Exhibit 2 hereto. The date of their assumption of office shall be the Effective Date.

9.2 NextCom shall propose an agenda item with respect to the election of the required officers at its Merger Approval General Meeting.

Article 10. Granting of voting rights to shareholders of the dissolved company

NextCom shall, at the time of issuance of the new shares to be delivered and allotted in connection with the Merger, identify the shareholders who are registered or recorded in the lists of NextCom's shareholders and beneficial shareholders, in accordance with Article 124, Paragraph 4 of the Corporate Law, as being shareholders who may exercise their voting rights at the annual meeting of shareholders relating to NextCom's business year ending on March 31, 2007.

Article 11. Distribution of surplus instead of a year-end dividend

11.1 MKI shall, at its Merger Approval General Meeting, propose an agenda item to the effect that a dividend of the surplus instead of a year-end dividend, shall be distributed to its shareholders on the day immediately preceding the Effective Date, being the record date, and request approval thereof; provided, however, that the dividend of the above surplus shall be within the range of legally distributable amounts, not exceeding JPY25 per share.

11.2 MKI shall make a public notification as required under Article 124, Paragraph 3 of the Corporate Law (*kaishaho*) relating to the dividend of the surplus in the preceding paragraph, no later than two weeks prior to the relevant record date.

Article 12. Employee Matters

As of the Effective Date, all employees of MKI shall become employees of NextCom. All matters relating to employees shall be determined through consultation and mutual agreement between NextCom and MKI.

Article 13. Amendment of the terms and conditions of the Merger and termination of this Agreement

If there is any material change in the assets and operations of NextCom or MKI due to a force majeure event between the date of execution of this Agreement until the day immediately preceding the Effective Date, NextCom and MKI may through mutual consultation and agreement amend the terms and conditions of the Merger or terminate this Agreement.

Article 14. Validity of this Agreement

This Agreement shall become null and void if no approval is obtained at the general meeting of shareholders of either NextCom or MKI as set forth in Article 5, or if approval is not obtained from related governmental authorities required under applicable laws and regulations.

Article 15. Matters not set forth in this Agreement

Any matter necessary for the Merger in addition to the matters set forth in this Agreement shall be determined by consultation between NextCom and MKI in accordance with the purposes of this Agreement.

IN WITNESS WHEREOF, this Agreement shall be executed in duplicate to be signed and sealed by NextCom and MKI, each retaining one copy hereof.

December 21, 2006

NextCom: 26, 3-chome, Kanda-Nishiki-cho, Chiyoda-ku, Tokyo
NextCom K.K.
Shigeru Yamamoto, Representative Director & President

MKI: 7-14, 2-chome, Higashi-Nakano, Nakano-ku, Tokyo
MITSUI KNOWLEDGE INDUSTRY CO., LTD.
Junichi Masuda, Representative Director & President

[Exhibit 1]

Proposed Amendments to the Articles of Incorporation of NextCom upon Consummation of the Merger

(Underlined parts indicate amendments.)

Current Articles of Incorporation	Proposed Amendments to Articles of Incorporation
Chapter 1 General Provisions Article 1 Trade Name The name of the Company shall be NextCom Kabushiki Kaisha, and its English name shall be NextCom K.K.	**Chapter 1 General Provisions** Article 1 Trade Name The name of the Company shall be Mitsui Joho Kabushiki Kaisha, and its English name shall be MITSUI KNOWLEDGE INDUSTRY CO., LTD.
Article 2 Purpose The purpose of the Company shall be to engage in the following business activities:	Article 2 Purpose The purpose of the Company shall be to engage in the following business activities:
[Newly Established]	(1) (a) and (b) below in relation to computers and information communication systems; (a) Research, study, consulting, planning, design, development, sales, license for use, lease, and import/export of software and software packages; (b) Research, study, consulting, planning, design, development, manufacturing, sales, lease, and import/export of equipment and systems, and their peripherals and materials;
[Newly Established]	(2) Research, study, consulting, and development services in relation to the areas of management strategy, internal control, information security, public, society, industries, regional development, scientific technologies, and medical and pharmaceutical sciences;
[Newly Established]	(3) Designing, performing, managing, and maintaining construction works, electric works, telecommunication works, plumbing works (and their ancillary works) in

Current Articles of Incorporation	Proposed Amendments to Articles of Incorporation
[Newly Established]	relation to Item (1); (4) Information processing, operation, maintenance, and services in relation to Items (1) and (2) ;
(1) Planning, designing, development, manufacturing, sales, lease, and import/ export of information communication equipment and its peripherals and materials;	[Deleted]
(2) Planning, designing, development, sales, license for use, lease, and import/export of information communication system and information processing system;	[Deleted]
(3) Planning, designing, development, manufacturing, sales, lease, and imports/ exports of computers, computer peripherals, and their related devices;	[Deleted]
(4) Planning, designing, development, sales, license for use, lease, and import/export of computer software and computer software packages;	[Deleted]
(5) Utility works including electric, communication, plumbing, and installment and maintenance; all in relation to Items 1 and 3;	[Deleted]
(6) Maintenance in relation to Items 2 and 4;	[Deleted]
(7) Consulting in relation to the preceding Items;	[Deleted]
[Newly Established]	(5) Operation, management, and providing services at computer data centers;
[Newly Established]	(6) Value-added communication services;
(8) Publishing books in relation to Items 1 through 4;	(7) Publishing books in relation to the preceding Items;
(9) Planning and operation of seminars and events in	(8) Planning and operation of education, training and events

Current Articles of Incorporation	Proposed Amendments to Articles of Incorporation
relation to the preceding Items; (10) Labor dispatch service; (11) Dealer in secondhand merchandise in relation to office equipment and machines and tools; [Newly Established] (12) Any and all business activities ancillary to or in relation to the preceding Items.	in relation to the preceding Items; (9) Labor dispatch service; (10) Dealer in secondhand merchandise in relation to office equipment and machines and tools; (11) Freight agencies; (12) Any and all business activities ancillary to or in relation to the preceding Items.

Current Articles of Incorporation	Proposed Amendment to Articles of Incorporation
Article 3 Location of Head Office The head office of the Company shall be located at Chiyoda-ku, Tokyo.	Article 3 Location of Head Office The head office of the Company shall be located at Chuo-ku, Tokyo.
Articles 4 and 5 [Omitted]	Articles 4 and 5 [Same as Current Articles]
Chapter 2 Shares Article 6 Total Number of Issuable Shares The total number of issuable shares of the Company shall be 1,600,000 shares.	**Chapter 2 Shares** Article 6 Total Number of Issuable Shares The total number of issuable shares of the Company shall be 4,800,000 shares.
Articles 7 through 13 [Omitted]	Articles 7 through 13 [Same as Current Articles]
[Newly Established]	Article 14 Internet Disclosure and Deemed Provision of Reference Documents and the like for a General Meeting of Shareholders The Company, when convening a General Meeting of Shareholders, may disclose, in an internet-facilitated manner in accordance with the Ordinance of the Ministry of Justice, information pertaining to matters to be listed or indicated in reference documents of a General Meeting of Shareholders, business reports, financial statements, and consolidated financial statements, and may deem such disclosure as providing information to the shareholders.
Articles 14 through 16 [Omitted]	Articles 15 through 17 [Same as Current Articles]
Chapter 4 Directors and the Board of Directors Article 17 Number of Directors The Company shall have a maximum of nine (9) Directors.	**Chapter 4 Directors and the Board of Directors** Article 18 Number of Directors The Company shall have a maximum of fifteen (15) Directors.
Articles 18 through 23 [Omitted]	Articles 19 through 24 [Same as Current Articles]
Article 24 Rules for the Board of Directors Operation and other matters concerning the Board of Directors	Article 25 Rules for Board of Directors Operation and other matters concerning the Board of Directors

Current Articles of Incorporation	Proposed Amendment to Articles of Incorporation
shall be as set forth in the Rules for the Board of Directors adopted by the Board of Directors.	shall be as set forth in the Rules for the Board of Directors adopted by the Board of Directors, in addition to applicable laws and regulations or these Articles of Incorporation.
Article 25 Compensation [Omitted]	Article 26 Compensation [Same as Current Articles]
[Newly Established]	Article 27 Exemption of Directors' Liability 1. The Company may, by resolution of the Board of Directors, release the Directors from liabilities for damages due to negligence in the performance of their duties as Directors, to the extent permitted by applicable laws and regulations. 2. The Company may enter into an agreement with Outside Directors that limits their liability due to negligence in the performance of their duties as Outside Directors to the extent permitted by laws and regulations.
Chapter 5 Corporate Auditors and the Board of Corporate Auditors Articles 26 and 27 [Omitted]	**Chapter 5 Corporate Auditors and the Board of Corporate Auditors** Articles 28 and 29 [Same as Current Articles]
Article 28 Term of Office of Corporate Auditor The term of office of the Corporate Auditor shall expire at the conclusion of the ordinary general meeting of shareholders for the final business year during the four (4) year period after his or her election as Corporate Auditor. [Newly Established] 2. The term of office of the Corporate Auditor who has been elected to fill the vacancy of a Corporate Auditor who resigned prior to the expiration of his or her term of office shall be by the time the resigned Corporate Auditor's term of office expires.	Article 30 Term of Office of Corporate Auditor 1. The term of office of the Corporate Auditor shall expire at the conclusion of the ordinary general meeting of shareholders for held with respect to the last fiscal year ending four (4) years after his or her election as Corporate Auditor. 2. The effect of a resolution as to election of a Corporate Auditor filling-in the vacancy shall expire at the commencement of the ordinary general meeting of shareholders for the final business year during the four (4) year period after his or her election as a Corporate Auditor.] 3. The term of office of the Corporate Auditor who has been elected to fill the vacancy of a Corporate Auditor who resigned prior to the expiration of his or her

Current Articles of Incorporation	Proposed Amendment to Articles of Incorporation
	term of office shall expire at such time the resigned Corporate Auditor's term of office would have expired.
Articles 29 and 30 [Omitted]	Articles 31 and 32 [Same as Current Articles]
Article 31 Rules for the Board of Corporate Auditors Operation and other matters concerning the Board of Corporate Auditors shall be as set forth in the Rules for the Board of Corporate Auditors adopted by the Board of Corporate Auditors.	Article 33 Rules for the Board of Corporate Auditors Operation and other matters concerning the Board of Corporate Auditors shall be as set forth in the Rules for the Board of Corporate Auditors adopted by the Board of Corporate Auditors, in addition to applicable laws and regulations or these Articles of Incorporation.
Article 32 Compensation [Omitted]	Article 34 Compensation [Same as Current Articles]
[Newly Established]	Article 35 Exemption of Corporate Auditors' Liability 1. The Company may, by resolution of the Board of Directors, release the Corporate Auditors from liability for damages due to negligence in the performance of their duties as Corporate Auditors, to the extent permitted by applicable laws and regulations. 2. The Company may enter into an agreement with Outside Corporate Auditors that limits their liability for damages due to negligence in the performance of their duties as Outside Corporate Auditors, to the extent permitted by applicable laws and regulations.
Articles 33 through 39 [Omitted]	Articles 36 through 42 [Same as Current Articles]
Supplementary Provisions Articles 1 through 3 [Omitted]	Supplementary Provisions Articles 1 through 3 [Same as Current Articles]

[Exhibit 2]

Directors to be Appointed upon Consummation of the Merger

Director	Junichi Masuda
Director	Akira Takahashi
Director	Tetsuo Kawashima
Director	Takamichi Kondo
Director	Tetsuo Tsuchiya
Director	Toshio Awada

Corporate Auditors to be Appointed upon Consummation of the Merger

Corporate Auditor	Kazuki Miyaji
Corporate Auditor	Kenji Tsukamoto

Note: The Company and NextCom agreed to add Shigeki Tsukue to the Directors to be appointed upon consummation of the merger by executing the Amendment to the Merger Agreement.

3. **Summary of the Contents of Each Item of Article 182 of the Enforcement Regulations of the Corporate Law (excluding Items 2, 3 (i), 4, 7 and 8) as of the date the decision as to the matters stipulated in Article 298 Paragraph 1 of the Corporate Law was made**

(1) Matters concerning the appropriateness of decisions on matters stipulated in Article 749, Paragraphs 1, Item 2 and Item 3 of the Corporate Law (Article 182, Item 1 (i) of the Enforcement Regulations of the Corporate Law)

(a) Method of calculation of shares to be issued by NextCom

Pursuant to the Merger agreement, NextCom will allot 0.048 ordinary share of its common stock in exchange for 1 share of the Company ("Merger Ratio") upon consummation of the Merger.

In order to ensure fairness and appropriateness, the Company and NextCom requested independent third-party advisors, Nomura Securities Co., Ltd. and Daiwa Securities SMBC Co. Ltd., respectively, to calculate the Merger Ratio. Nomura Securities Co., Ltd. and Daiwa Securities SMBC Co. Ltd., respectively, calculated the Merger Ratio comprehensively considering the analysis results of their respective share price average method, comparison of similar companies, and discounted cash flow method.

The Company and NextCom concluded the above calculation of the Merger Ratio by the third-party advisors to be fair and appropriate in terms of their methods, share price basis, calculation results; and taking into account the calculation results by each advisor, the Company and NextCom approved the above Merger Ratio upon consultation and mutual agreement.

(b) Matters concerning NextCom's share allotment to the Company's shareholders

NextCom will allot, in accordance with the above Merger Ratio, ordinary shares of its common stock to be issued upon consummation of the Merger and its treasury stock, to the shareholders of the Company listed on the list of shareholders as of the day preceding the merger effective date (including beneficial shareholders listed or recorded on the list of beneficial shareholders) excluding the Company and NextCom.

(c) Matters concerning the amount of NextCom's capital and reserve to be increased as a result of the Merger

(i) Capital	JPY 0.-
(ii) Capital Reserve	JPY 0.-
(iii) Capital Surplus	

The amount obtained by deducting the aggregate sum of the

amounts listed in Article 59, Paragraph 1, Item 3 (iii) and (iv) of the Corporate Calculation Regulations from the amount listed in Article 59, Paragraph 1, Item 3 (ii) of the Corporate Calculation Regulations before revision as applicable based on Article 6, Paragraph 1 of the Supplemental Provisions of the Ministry Ordinance Revising Parts of the Corporate Law Enforcement Regulations and the Corporate Calculation Regulations.

(iv)Retained Earnings Reserve JPY 0.-

(v) Earnings Surplus JPY 0.-

The above matters concerning the amount of NextCom's capital and reserve to be increased as a result of the Merger was decided at NextCom's Board of Directors Meeting, so as to appropriately handle the accounting procedure upon expiration of the book value of treasury stock which the Company holds and the accounting procedure in regards to the disposal of NextCom's treasury stock which are allotted to the Company's shareholders pursuant to "The Accounting Standards for Business Combinations" and "Guidelines for the Application of Accounting Standards for Business Combinations and Accounting Standards for Business Divestitures", etc.

The Company concluded that (a) through (c) above are all appropriate as to their contents.

(2) Accounting documents, etc. (Article 182, Item 5 (i) of the Enforcement Regulations of the Corporate Law) concerning Nextcom's last business year are as follows.

Business Report

(From April 1, 2005 to March 31, 2006)

1. Outlook of Operations

(1) Progress and Results of the Group's Operations

During the consolidated fiscal year ended March 31, 2006, consumer spending and the employment situation in Japan began a moderate recovery, driven largely by higher corporate profits and strong capital expenditure, despite concerns about the possible effects of fluctuations in oil prices and other factors on both domestic and international economies.

The network and systems-solution industry, to which our group of companies ("the Group") belongs, showed moderate signs of recovery due in part to improved business confidence in the industry.

Due to the favorable conditions in the sector, the Group expanded its business into voice- and systems solutions, in addition to data-network solutions, its traditional strength, and combined the three solutions in order to create higher added value. With these efforts, we aim to become a provider of a comfortable IT environment and multiple one-stop services as an IP solution provider.

To achieve this, the Group also continued to proactively develop and market new solutions. Particularly, in the voice solution field, whose market is expected to expand, we started to sell "NextCom Smart Communicator," which reduces the loss of time during telephone-communication, "Quick Voice Checker," a solution that enables search of words or phrases used in a conversation between a company and its customers, and "NextCom Cast IPhone," which enables distribution and display of images and text on a Cisco IP Phone screen. In the managed service field, we increased our product line-up for the existing security operation and monitoring service, "NextCom CyberWatch," through which we now can meet more diverse needs of our customers. In the systems solution field, we developed services for the data migration market, such as transfer diagnosis, transfer framework, and implementation of transfer and verification, and we launched a project aiming to make them main systems solutions.

In the consolidated fiscal year under review, the voice network-related business remained relatively steady due to the continuing demand for the establishment of contact centers, etc. However, infrastructure investments in telecom carriers, the public and educational sectors decreased leading to a decrease in the number of projects relating to the establishment of data networks and, in addition, due to the diversification of clients' needs, the lead time for receiving customers' orders increased. As a result, consolidated net sales were JPY 44,329 million, up 4.2% from the previous fiscal year.

Sales of services in the voice solution and data-network solution businesses rose substantially in the wake of the merger. In the systems solution business, the number of maintenance and development projects increased. In addition, the profit margin improved due to enhanced management of profitability. As a result, gross profits advanced 37.9% year-on-year to JPY 11,374 million, pushing up the gross profit ratio 6.3 percentage points to 25.7%. Operating income was JPY 2,784 million, down 4.8% from the previous fiscal year and ordinary income was JPY 3,120 million, up 1.7% from the previous fiscal year, mainly due to a rise in selling, general and administrative expenses caused by the expansion of business following the merger. Net income declined 0.7% from the previous fiscal year to JPY 1,660 million, due to JPY 341 million in cancellation of long-term derivative contracts reported as extraordinary losses.

By business division, sales at the voice solutions division jumped

79.9% from the previous fiscal year to JPY 12,742 million, due to a solid demand for contact centers. Meanwhile, the data-network solution business reported sales of JPY 25,237 million, down 23.4% from the previous fiscal year, affected by lower demand for products such as routers and switches. The systems solution business saw sales surge 150.9% from the previous fiscal year to JPY 6,349 million.

Sales by business

Category	14th term		15th term		Comparison (%)
	Sales (million yen)	Composition (%)	Sales (million yen)	Composition (%)	
Voice solutions	7,081	16.6	12,742	28.8	179.9
Data-network solutions	32,930	77.4	25,237	56.9	76.6
Systems solutions	2,530	6.0	6,349	14.3	250.9
Total	42,542	100.0	44,329	100.0	104.2

Notes:
1. Amounts below one million yen have been truncated.
2. Previously, the business division was divided into two separate divisions: (i) the network integration division, which includes system-related networking and infrastructure-related networking, and (ii) the distribution division. However, after the merger, these business divisions were recategorized into the voice solutions (voice-related business), data-network solutions (data-related IP infrastructure business) and systems solutions (system integration business), beginning in the consolidated fiscal year under review.

(2) Issues to be addressed by the Group

As part of its medium- to long-term strategies, the Group will further strengthen and combine the individual functions of the mainstay voice solutions, data-network solutions and systems solutions sectors, in terms of quality and quantity, aiming to become an IP solution provider which can enable the Group to maximize its combined strengths. Regarding the business type, we will accelerate the shift from a product-oriented business to a service-oriented business featuring high value-added functions, offer overall services rather than piecemeal services, and focus on the provision of multiphasic one-stop services utilizing our capability to combine various functions and operations.

To achieve the above initiatives, the Group will strive to enhance convenience for users, develop services and solutions that enable a comfortable IT environment, and proactively work on alliances and mergers and acquisitions that contribute to the increase of functions and expansion of business scale. To this end, we will always pay attention to customers' perspectives and anticipate market needs.

In order to expedite these strategies, we will be flexible in reviewing the corporate structure and systems as necessary, and strengthen our internal controls to be able to fulfill social responsibility.

(3) Fund procurement of the Group

Not applicable.

(4) Plant and equipment investment of the Group

In the consolidated fiscal year under review, capital investment totaled to JPY 723 million, which consisted mainly of JPY 322 million allocated to assessment equipment for verifying the interconnection of network devices and JPY 232 million to equipment for maintenance services.

(5) Trends in operating results and assets of the Group and the Company

a. Trends in operating results and assets of the Group

(Unit: Millions of yen)

Item	14th term (year ended March 2005)	15th term (year ended March 2006)
Net sales	42,542	44,329
Ordinary income	3,069	3,120
Net income	1,671	1,660
Net income per share (yen)	13,531.10	2,720.47
Total assets	31,266	27,254
Net assets	15,755	15,613

Notes:

1. The business conditions in the 15th term are as described in "(1) Progress and Achievement in Operation of Corporate Group."
2. All amounts below one million yen as well as amounts for net income per share after the second decimal place have been truncated.
3. As a result of the merger with Adamnet, Ltd. and BSI Co., Ltd. on December 11, 2004, Adam Net Techno Service Ltd, a subsidiary of Adamnet, Ltd., became a consolidated subsidiary of the Company. Hence, the description starts with trends in operating results and assets of the Group for the 14th term.

b. Trends in operating results and assets of the Company

(Unit: Millions of yen)

Item	11th term (year ended March 2002)	12th term (year ended March 2003)	13th term (year ended March 2004)	14th term (year ended March 2005)	15th term (year ended March 2006)
Net sales	30,188	27,530	32,879	42,172	44,325
Ordinary income	2,113	1,595	1,785	2,808	2,724
Net income	1,171	855	959	1,562	1,428
Net income per share (yen)	11,517.30	8,114.12	9,057.49	12,636.85	2,343.07
Total assets	21,269	22,759	21,558	30,828	26,731
Net assets	9,598	10,445	11,315	15,646	15,277

Notes:

1. Net income per share is calculated based on the average total number of issued shares during the term. In calculating net income per share, the Company began in the 12th term to apply "Accounting Standards for Net Income per Share" (Corporate Accounting Standards No. 2, September 25, 2002, Accounting Standards Board of Japan) and "Guidelines for the Application of Accounting Standards for Net Income per Share" (Guidelines for the Application of Corporate Accounting Standards No. 4, September 25, 2002, Accounting Standards Board of Japan).
2. All amounts below one million yen as well as amounts for net income per share after the second decimal place have been truncated.
3. The Company merged with Adamnet, Ltd. and BSI Co., Ltd. on December 11, 2004.
4. The Company conducted a four-for-one stock split of its common stock on December 20, 2005.

2. Overview of the Group and the Company (as of March 31, 2006)

(1) Main business of the Group

The Group is engaged in development, sales, construction and maintenance of various network equipments, as well as in system consulting and system development.

(2) Major offices of the Group

The Company: Head office: 3-26 Kanda Nishiki-cho,
Chiyoda-ku, Tokyo
TCS Center: 6-1-1 Heiwajima, Ota-ku, Tokyo
Offices: Osaka Branch (Osaka), nine other offices and one suboffice

Adam Net

Techno Service Ltd.: Head office in Tokyo

(3) Shares of the Company

a. Number of authorized shares 1,600,000 shares

b. Total number of issued shares 607,308 shares

Notes:

1. The total number of issued shares increased by 454,767 shares as a result of a four-for-one stock split of the common stock of the Company on December 20, 2005.
2. The total number of issued shares also increased by 3,291 shares following the exercise of preemptive rights and stock acquisition rights.

c. Number of shareholders16,598

(4) Major shareholders

Shareholder	Investment in the Company		Investment by the Company in the shareholder	
	Number of shares held (shares)	Ratio of share holding (%)	Number of shares held (shares)	Ratio of share holding (%)
		%		%
Mitsui & Co., Ltd.	282,885	46.58	-	-
Japan Trustee Services Bank, Ltd. (trust account)	23,213	3.82	-	-
Japan Securities Finance Co., Ltd.	22,567	3.71	-	-
Union Bancaire Privèe Luxembourg SA 497200	11,950	1.96	-	-
Nikko Cititrust and Banking Co., Ltd. (trust account)	7,000	1.15	-	-
The Master Trust Bank of Japan, Ltd. (trust account)	4,760	0.78	-	-
Plug	4,500	0.74	-	-
Shigeru Yamamoto	4,200	0.69	-	-
Luxembourg Offshore Jasdaq Lending Account	4,186	0.68	-	-
B.I.L. Japan Dynamic Fund	3,150	0.51	-	-

Notes:

1. For the figures of Number of shares held and Ratio of shareholding, fractions below the units shown have been truncated.
2. The Company holds 30,008.24 treasury shares, but the Company is excluded from the above list of major shareholders because the said shares carry no voting rights.

(5) Acquisition, disposal, etc. and ownership of treasury stock

a. Acquired shares

Common shares	30,006.24 shares
Total acquisition cost	JPY 2,258 million

Treasury stock purchased after the 14th Ordinary General Meeting of Shareholders by resolution of the Board of Directors in accordance with the authorization provided in the Company's Articles of Incorporation.

Common shares	30,000 shares
Total acquisition cost	JPY 2,258 million

The reason for acquisition:

To implement the Company's capital policy flexibly in response to changes in the business environment.

Six of the acquired shares are an increase following the four-for-one stock split on December 20, 2005. The fraction of 0.24 of a share is an increase resulting from purchasing less-than-one-unit shares in response to shareholders' request.

b. Shares held by the Company at the end of the fiscal year

Common shares	30,008.24 shares

(6) Stock acquisition rights

a. Stock acquisition rights currently issued

	Number of stock acquisition rights	Type and numberof shares tobe acquired bystock acquisition rights	Acquisition price per share at the time of exercise of the right (JPY)	Exercise period
Stock acquisition rights (issued on July 28, 2003)	605	Common stock 2,420 shares	33,618	July 1, 2005 through June 30, 2008
Stock acquisition rights (issued on December 8, 2003)	206	Common stock 824 shares	54,055	July 1, 2005 through June 30, 2008
Stock acquisition rights (issued on May 14, 2004)	403	Common stock 1,612 shares	80,358	July 1, 2005 through June 30, 2008
Stock acquisition rights (issued on August 3, 2005)	3,019	Common stock 12,076 shares	130,634	July 1, 2007 through June 30, 2010
Stock acquisition rights (issued on March 13, 2006)	98	Common stock 392 shares	86,793	July 1, 2007 through June 30, 2010

Note: All stock acquisition rights were issued as a stock option free of charge. "Number of stock acquisition rights" excludes the rights for which, following a holder's resignation, exercise conditions were not met and resulted in an event of cancellation but for which cancellation procedures have not been taken yet (there are four such rights in the stock acquisition rights issued on July 28, 2003, eight in those issued on December 8, 2003, nine in those issued on May 14, 2004 and 111 in those issued on August 3, 2005).

b. Stock acquisition rights issued at preferential terms during the fiscal year under review to non-stockholders

- Stock acquisition rights that were issued on August 3, 2005
  - (a) Number of stock acquisition rights issued 3,210
  - (b) Type and number of shares to be acquired by stock acquisition rights

    12,840 shares of the Company's common stock
  - (c) Issue price of the right free of charge
  - (d) Acquisition price per share at the time of exercise of the right

    JPY 130,634
  - (e) Exercise period of the right

    July 1, 2007 through June 30, 2010
  - (f) Conditions for exercise of the right
    - i. The persons to whom stock acquisition rights are allotted ("stock acquisition right holders") must maintain their positions as standing directors, executive officers or employees of the Company, or standing directors or employees of the Company's subsidiary at the time of the exercise of their stock acquisition rights. This, however, shall not be applicable in the event that: standing directors of the Company or its subsidiary, who were granted stock acquisition rights, resign upon the expiration of their term of office; such directors resign before the expiration of their term of office in accordance with the policies of shareholders of the Company or its subsidiary; or such directors retire for good reasons such as reaching retirement age.
    - ii. Notwithstanding the foregoing, if executive officers or employees, who are stock acquisition right holders of the Company or its subsidiary, retire on reaching retirement age they shall not be able to exercise the right. Likewise, if standing directors of the Company or its subsidiary, who are stock acquisition right holders, resign and then are

employed by competitors of the Company or its subsidiary or appointed as directors of such competitors, they shall not be able to exercise the right after they are employed or appointed as directors.

iii. The stock acquisition rights shall not be transferred, pledged or otherwise disposed of.

iv. If the stock acquisition right holder deceases, the heirs of the holder may exercise the right only within six months from the date of death (however, if the end of the exercise period is earlier than this point of time, then until the end of the exercise period), with the upper limit being the number of rights which the original holder was entitled to exercise at the time of death. However, if the said heirs are deceased, the right shall not be re-inherited.

v. Partial exercise of each stock acquisition right shall not be permitted (one stock acquisition right shall be the minimum unit to be exercised).

vi. Other conditions for exercise of the right shall be provided for in the stock acquisition right allocation agreement, which is separately executed between the Company and stock acquisition right holders, in accordance with the resolutions adopted at the 14th Ordinary General Meeting of Shareholders or a meeting of the Board of Directors.

(g) Events and conditions for cancellation of the right

If the stock acquisition right holders lose their qualifications to exercise the right due to their failure to meet the conditions described in (f) above, the Company shall be able to cancel the said right without any compensation by resolution at a meeting of the Board of Directors.

(h) Preferential terms

Stock acquisition rights were issued for no consideration to the Company's directors and employees and its subsidiary's directors and employees.

(i) Names of individuals who acquired stock acquisition rights and the number of the rights allotted.

i. The Company's directors

Name	Number of stock acquisition rights	Type and number of shares to be acquired through the rights
Shigeru Yamamoto	90	Common stock: 360 shares
Akio Sano	30	Common stock: 120 shares

ii. The Company's employees and its subsidiary's directors and employees (Top 10)

Name	Number of stock acquisition rights	Type and number of shares to be acquired through the rights	Remarks
Naoto Motohashi	30	Common stock: 120 shares	The Company's executive officer
Shigeo Suzuki	30	Common stock: 120 shares	The Company's executive officer
Hiroshi Yoshizawa	30	Common stock: 120 shares	The Company's executive officer
Eiichi Nishigaki	30	Common stock: 120 shares	The Company's executive officer
Yasuhiko Oka	30	Common stock: 120 shares	The Company's executive officer
Shigeyoshi Hara	30	Common stock: 120 shares	The Company's executive officer
Shigeru Akizawa	30	Common stock: 120 shares	The Company's executive officer
Takashi Akino	30	Common stock: 120 shares	The Company's executive officer
Katsuhisa Nakatani	30	Common stock: 120 shares	The Company's executive officer
Kazumi Kusaka	30	Common stock: 120 shares	The Company's executive officer
Shigeki Tsukue	30	Common stock: 120 shares	Subsidiary's director

iii. Breakdown of the stock acquisition rights issued to the Company's employees, affiliates' directors and subsidiary's employees

Category	Number of stock acquisition rights	Type and number of shares to be acquired through the rights	Total number of persons granted rights
The Company's employees	2,964	Common stock: 11,856 shares	821
Subsidiary's director	30	Common stock: 120 shares	1
Subsidiary's employees	96	Common stock: 384 shares	46

- Stock acquisition rights issued by resolution dated March 13, 2006

(a) Number of stock acquisition rights issued 98

(b) Type and number of shares to be acquired by stock acquisition rights

392 shares of the Company's common stock

(c) Issue price of the right free of charge

(d) Acquisition price per share at the time of exercise of the right JPY 86,793

(e) Exercise period of the right

July 1, 2007 through June 30, 2010

(f) Conditions for the exercise of the right

i. The persons to whom stock acquisition rights are allotted ("stock acquisition right holders") must maintain their positions as standing directors, executive officers or employees of the Company, or standing directors or employees of the Company's subsidiary at the time of the exercise of their stock acquisition rights. This, however, shall not be applicable in the event that: standing directors of the Company or its subsidiary, who were granted stock acquisition rights, resign upon the expiration of their term of office; such directors resign before the expiration of their term of office in accordance with the policies of shareholders of the Company or its subsidiary; or such directors retire for good reasons such as reaching retirement age.

ii. Notwithstanding the foregoing, if executive officers or employees, who are stock acquisition right holders of the Company or its subsidiary, retire on reaching retirement age they shall not be able to exercise the right. Likewise, if standing directors of the Company or its subsidiary, who are stock acquisition right holders, resign and then are employed by competitors of the Company or its subsidiary or appointed as directors of such competitors, they shall not be able to exercise the right after they are employed or appointed as directors.

iii. The stock acquisition rights shall not be transferred, pledged or otherwise disposed of.

iv. If the stock acquisition right holder deceases, the heirs of the holder may exercise the right only within six months from the date of death (however, if the end of the exercise period is earlier than this point of time, then until the end of the exercise period), with the upper limit being the number of rights which the original holder was entitled to exercise at the time of death. However, if the said heirs are deceased, the right shall not be re-inherited.

v. Partial exercise of each stock acquisition right shall not be permitted (one stock acquisition right shall be the minimum unit to be exercised).

vi. Other conditions for exercise of the right shall be provided for in the stock acquisition right allocation agreement, which is separately executed between the Company and stock acquisition right holders, in accordance with the resolutions adopted at the 14th Ordinary General Meeting of Shareholders or a meeting of the Board of Directors.

(g) Events and conditions for cancellation of the right

If the stock acquisition right holders lose their qualifications to exercise the right due to their failure to meet the conditions described in (f) above, the Company shall be able to cancel the said right without any compensation by resolution at a meeting of the Board of Directors.

(h) Preferential terms

Stock acquisition rights were issued for no consideration to employees of the Company and its subsidiary.

(i) Names of individuals who acquired stock acquisition rights and the number of the rights allotted

i. Employees of the Company and its subsidiary (Top 10)

Name	Number of stock acquisition rights	Type and number of shares to be acquired through the rights	Remarks
Tatsuo Watanabe	12	Common stock: 48 shares	The Company's employee
Masaru Saito	12	Common stock: 48 shares	The Company's employee
Tamayo Chiso	4	Common stock: 16 shares	The Company's employee
Noriko Tsugane	4	Common stock: 16 shares	The Company's employee
Shoji Imai	4	Common stock: 16 shares	Subsidiary's employee
Soichiro Kaneshige	3	Common stock: 12 shares	The Company's employee
Hideki Yoshimura	3	Common stock: 12 shares	The Company's employee
Azuma Hanji	2	Common stock: 8 shares	The Company's employee
Yuichi Koide	2	Common stock: 8 shares	The Company's employee
Toshiyuki Takazawa	2	Common stock: 8 shares	The Company's employee

ii. Breakdown of the stock acquisition rights issued to the Company's employees and subsidiary's employees

Category	Number of stock acquisition rights	Type and number of shares to be acquired through the rights	Total number of persons granted rights
The Company's employee	85	Common stock: 340 shares	43
Subsidiary's employee	13	Common stock: 52 shares	8

(7) Employees

a. Employees of the Group

Number of employees
841 (16)

Note: The number of employees is the number of persons actually at work. The number of part-time employees and contract workers is indicated in parentheses based on annual averages.

b. Employees of the Company

Number of employees	Change from the end of the previous fiscal year	Average age	Average length of service
712 (13)	-59 (2)	34.8	5.1

Note: The number of part-time employees and contract workers is indicated in parentheses based on annual averages.

(8) State of business consolidation

a. Material Subsidiaries, etc.

Name	Capital	Ownership ratio	Main business
Adam Net Techno Service Ltd.	JPY48 million	100.0%	Design, construction and maintenance of telecommunications network facilities

b. Process of Consolidation

There were no noteworthy events.

c. Results of Consolidation

Consolidated net sales for the consolidated fiscal year under review were JPY44,329 million, with ordinary income at JPY3,120 million and net income at JPY1,660 million.

(9) Major creditors

Not applicable.

(10) Directors and Corporate Auditors

Position	Name	Duty or main occupation
Representative Director & President	Shigeru Yamamoto	
Director	Akio Sano	Executive Officer & Head of Accounting Division
Director	Shinjiro Ogawa	Executive Officer & Head of Information, Electronics and Telecommunication Business Unit of Mitsui & Co., Ltd.
Director	Motonobu Sato	General Manager of IT Solution Department of Information, Electronics and Telecommunication Business Unit of Mitsui & Co., Ltd.
Full-time Auditor	Shinichi Araki	
Auditor	Shuiichi Matsuzawa	Leader of the Investment Business Development Team, Strategy Planning Office of the Information, Electronics and Telecommunication Business Unit of Mitsui & Co., Ltd.
Auditor	Kozo Kumaya	Head of Machinery and Information Accounting Department of Mitsui & Co., Ltd.

Notes: 1. Directors Shinjiro Ogawa and Motonobu Sato are Outside Directors as set forth in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

2. Full-tine Auditor Shinichi Araki, and Auditors Shuiichi Matsuzawa and Kozo Kumagai are Outside Auditors as set forth in Article 18, Paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Stock Corporations."

3. Director Shigeki Tsukue and Full-time Auditor Hiroyasu Nishikawa resigned at the conclusion of the Ordinary General Meeting of Shareholders held on June 17, 2005.

4. Director Motonobu Sato, Full-time Auditor Shinichi Araki and Auditor Kozo Kumagai were appointed at the Ordinary General

Meeting of Shareholders held on June 17, 2005.

5. Director Teiichi Aruga and Auditor Tatsuyasu Kumazaki resigned on July 31, 2005.

(11) Remuneration and other monies to be paid to accounting auditors

The amount of remuneration and other monies to be paid to accounting auditors by the Company and its subsidiaries is as follows:

	Amount
1. The total remuneration and other monies to be paid to the accounting auditor by the Company and its subsidiaries	JPY 21 million
2. Of the amount in clause 1. above, the total sum of remuneration and other monies to be paid for the audit certificate services provided in Article 2, Paragraph 1 of the Certified Public Accountants Law	JPY 21 million
3. Of the amount in clause 2. above, the amount of remuneration and other monies to be paid by the Company to the accounting auditor	JPY 21 million

Note: In the audit contract between the Company and the accounting auditor, there is no separation of the remuneration for audit services pursuant to the Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Stock Corporations and the remuneration for audit services pursuant to the Securities and Exchange Law. Accordingly, the amount in clause 3. above represents the sum of the remuneration.

3. Significant Events after the End of the Fiscal Year

There were no significant subsequent events.

4. Other affairs of the Company that prepares financial statements

Material lawsuits, etc.

On September 29, 2004, the Company filed a lawsuit with the Tokyo District Court against Fujitsu Support and Service Inc. and Fujitsu Network Solutions Ltd. for the failure to pay contract fees amounting to JPY 1,777 million to the Company for the delivery and installation of network equipment and the establishment of related systems. The settlement proceedings are now ongoing in court.

Note: Fractions below the units shown in the amounts and the number of shares described in this Business Report have been truncated.

Consolidated Balance Sheets

(As of March 31, 2006)

(Unit: Thousands of yen)

Item	Amount	Item	Amount
(Assets)		**(Liabilities)**	
Current assets	**23,854,050**	**Current liabilities**	**10,655,039**
Cash and deposits	6,892,819	Notes and accounts payable	6,540,146
Notes and accounts receivable	10,975,206	Short-term borrowings	40,000
Inventories	5,213,662	Accrued expenses	1,079,936
Deferred income taxes	507,030	Accrued corporate tax, etc.	601,895
Other	290,222	Advances received	1,713,412
Allowance for doubtful accounts	(24,891)	Allowance for bonuses	331,814
		Allowance for quality assurance	29,000
Fixed assets	**3,400,527**	Other	318,835
Tangible fixed assets	**2,034,309**	**Long-term liabilities**	**985,867**
Buildings	346,108	Allowance for employees' retirement benefits	572,632
Tools, furniture and fixtures	1,688,200	Allowance for officers' retirement benefits	236,010
Intangible fixed assets	**210,770**	Consolidated adjustment account	177,225
Software	192,434		
Other	18,335	**Total liabilities**	**11,640,907**
Investments and other assets	**1,155,448**	**(Shareholders' equity)**	
		Capital	**4,113,733**
Investment securities	63,448	**Additional paid-in capital**	**6,919,400**
Claims in bankruptcy	9,272	**Retained earnings**	**6,822,410**
Deferred income taxes	536,879	**Net unrealized gain on available-for-sale securities**	**17,852**
Guarantee money paid	531,828	Net unrealized gain on other securities	17,852
Other	23,290	**Treasury stock**	**△2,259,726**
Allowance for doubtful accounts	(9,272)	**Total shareholders' equity**	**15,613,670**
Total assets	**27,254,577**	**Total liabilities and shareholders' equity**	**27,254,577**

(Amounts below one thousand yen have been truncated.)

Consolidated Statements of Income

(From April 1, 2005 to March 31, 2006)

(Unit: Thousands of yen)

Item	Amount	
Operating income and loss		
Operating revenues		
Net sales		44,329,134
Operating expenses		
Cost of sales		32,954,486
Selling, general and administrative expenses		8,590,534
Operating income		**2,784,114**
Non-operating income and expenses		
Non-operating income		
Interest income	214	
Dividends income	911	
Exchange gain	335,807	
Amortization of consolidated adjustment account	9,579	
Other	35,448	381,961
Non-operating expenses		
Interest expenses	1,470	
Loss on disposal of merchandise	20,420	
New share issuing expenses	10,698	
Treasury stock purchasing expenses	5,893	
Other	7,195	45,677
Ordinary income		**3,120,398**
Extraordinary income and loss		
Extraordinary income		
Gain on sale of fixed assets	477	
Gain on sale of investment securities	30,000	30,477
Extraordinary loss		
Loss on disposal of fixed assets	8,344	
Loss on valuation of investment securities	789	
Loss on valuation of memberships	1,499	
Loss on cancellation of derivatives contracts	341,098	351,732
Net income before taxes, etc. adjustment		**2,799,144**
Corporate, inhabitant and enterprise taxes	676,159	
Corporate tax, etc. adjustments	462,886	1,139,046
Net income		**1,660,097**

(Amounts below one thousand yen have been truncated.)

(Significant matters forming the basis of the preparation of the consolidated financial statements)

1. Matters in regards to scope of consolidation

State of consolidated subsidiary companies, etc.

(1) Number of consolidated subsidiary companies, etc.: 1

(2) Name of the principal consolidated subsidiary companies: Adam Net Techno Service Ltd.

2. Fiscal year, etc. of the consolidated subsidiary companies, etc.

The last day of the consolidated subsidiary companies' fiscal year is the day on which consolidated accounts are closed.

3. Matters in regards to accounting standards

(1) Valuation standards and methods for securities

Other securities with market value	The market value method is applied on the basis of the quoted market price, at the closing date of the consolidated period (net unrealized gains or losses are declared in full in the shareholders' equity section, and the cost of securities sold is calculated using the moving average method).
Other securities without market value	The moving average cost method is applied.

(2) Derivatives The market value method is applied.

(3) Valuation standards and methods for inventories

a. Merchandise	The moving average cost method is applied.
b. Work in progress	The specific cost method is applied.

(4) Methods for depreciation of fixed assets

a Tangible fixed assets	The declining balance method is applied.

However, the straight-line method is applied to buildings acquired on or after April 1, 1998 (excluding ancillary facilities).

b Intangible fixed assets — The straight-line method is applied. In addition, the straight-line method is applied to software based on the period in which it can be used in the Company (five years).

(Change in accounting policies)

Beginning in the consolidated fiscal year under review, the Group adopted "Accounting Standards for Impairment of Fixed Assets" ("Opinion Concerning Setting Accounting for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002), and "Implementation Guidance on Accounting Standards for Impairment of Fixed Assets" (the Financial Accounting Standards Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003). This change has no effect on profit and loss.

(5) Accounting treatment of deferred assets

New share issuing expenses — The full amounts are shown as expenses at the time of expenditure.

(6) Accounting standards for allowances

a. Allowance for doubtful accounts — To prepare for bad debt, the estimated amount of uncollectible accounts is stated in consideration of the percentage of bad debts that have arisen in the past with respect to general accounts, and the individual collectability of certain doubtful accounts and other receivables with respect to specific accounts.

b. Allowance for bonuses — To prepare for the payment of bonuses to employees, payments incurred at the end of the consolidated period are stated out of the amount of payment expected in the future.

c. Allowances for employees' retirement benefits

To prepare for the payment of employees' retirement benefits, the expected amount of accrual is stated on the basis of the projected retirement benefit obligations for the end of the consolidated fiscal year under review.

Actuarial differences are stated as expenses in the consolidated fiscal year subsequent to the year of accrual, using the straight-line method based on a certain number of years (5 years) not exceeding the average remaining term of employment of the employees at the time of accrual.

d. Allowances for officers' retirement benefits

To prepare for the payment of officers' retirement benefits, 100% of the amount payable at the end of the fiscal year according to internal regulations is stated. This allowance is prescribed in Article 43 of the Enforcement Regulations of the Commercial Code.

e. Allowance for quality assurance

To prepare for the payment of expenses associated with guarantee against defects or other problems, etc. within the warranty period under software development contracts, the expected amount of accrual is stated using calculations based on past experience.

(7) Accounting treatment of lease transactions

Financial lease transactions are accounted for based on accounting principles for normal lease transactions, excluding those in which the ownership of leased property is deemed to transfer to the lessee.

(8) Hedge accounting

a. Hedge accounting method

The deferred hedge method is applied. However, appropriation procedures are adopted if the requirements for appropriation procedures are met for exchange contracts.

b. Hedge instruments and hedged items

- Hedging Instruments — Exchange contract transactions, currency option transactions, currency swap transactions, foreign currency securities, and foreign currency term deposits are adopted as hedging instruments.
- Hedged items — Monetary payables in foreign

currencies and anticipated purchase transactions denominated in foreign currencies are adopted as hedged items.

c. Hedging policy — Hedging is used in current transactions against future foreign exchange risks associated with import transactions denominated in foreign currencies, in consideration of past transactions according to internal regulations.

d. Assessing effectiveness of hedging — The effectiveness of hedging is confirmed by such means as comparing the fluctuations in the quoted market price of hedging instruments with those of hedged items.

(9) Matters in regards to valuation of assets and liabilities of consolidated subsidiary companies, etc.

Assets and liabilities of consolidated subsidiary companies, etc., are all valued using the market price method.

(10) Matters in regards to amortization of consolidated adjustment account. The consolidated adjustment account is amortized evenly over 20 years.

(11) Accounting treatment of consumption tax, etc.

The tax excluded method is adopted.

4. Notes

(Consolidated balance sheets)

(1) Accumulated depreciation on tangible fixed assets

JPY 2,628,551,000

(2) Assets pledged as collateral and corresponding debts

Cash and deposits JPY 4,500,000

Pledged as guarantee money for dealings

(3) Lawsuits

On September 29, 2004, the Company filed a lawsuit with the Tokyo District Court against Fujitsu Support and Service Inc. and Fujitsu Network Solutions Ltd. because of their failure to pay contract fees amounting to JPY 1,777 million to the Company. The settlement proceedings for this case are currently underway in the court.

The amount of money for purchasing stock, which corresponds to contract fees, is stated in "Inventories" in the Consolidated Balance Sheets as of the end of the consolidated fiscal year under review.

(Consolidated statements of income)

Net income per share JPY 2,720.47

Accounting Auditor's Report for Consolidated Financial Statements (Certified Copy)

Independent Auditor's Report

May 8, 2006

To the Board of Directors
NextCom K.K.

ChuoAoyama Pricewaterhouse Coopers
Masaaki Suzuki, CPA, Designated and Management Partner
Takayoshi Unno, CPA, Designated and Management Partner

Pursuant to Article 19-2, Paragraph 3 of the former "Law on Special Provisions for the Commercial Code Concerning Audits, etc. of Stock Corporations (Kabushiki Kaisha)", we have audited NextCom K.K.'s consolidated financial statements, i.e., the consolidated balance sheets and the consolidated statements of income for the 15th fiscal year from April 1, 2005 to March 31, 2006. NextCom's management is responsible for the preparation of these consolidated financial statements. These consolidated financial statements are the responsibility of the management. Our responsibility is to express our opinion on these consolidated financial statements as an independent auditor.
We conducted this audit in accordance with the auditing standards that are generally accepted in Japan. These auditing standards require us to obtain reasonable assurance about whether the consolidated financial statements are free of material misrepresentation. Our audit was conducted on a test basis, and includes the examination of the overall representation of the consolidated financial statements including accounting policies adopted by the management, methods of applying these policies, and an evaluation of estimates conducted by the management. We believe that we have obtained a reasonable basis for forming our opinion as an audit result. Our audit included auditing procedures for the subsidiary, which we considered necessary and implemented.

As a result of our audit, it is our opinion that the above-mentioned consolidated financial statements present fairly the state of assets and income or loss of the corporate group, which consists of NextCom and its subsidiary companies, etc., in conformity with applicable laws and regulations and the Articles of Incorporation.

Additional information
As described in 4. Notes, (Consolidated balance sheets), (3) Lawsuits, NextCom filed a lawsuit claiming payment of contract fees, and the settlement proceedings for this case are currently underway in the court.

This audit corporation and the partners do not have any interest in NextCom for which disclosure would be required under the provisions of the Certified Public Accountants Law.

Board of Corporate Auditor's Report for Consolidated Financial Statements (Certified Copy)

Corporate Auditor's Report for Consolidated Financial Statements

The Board of Corporate Auditors has received reports from each of the corporate auditors on the methods and results of the audit of the consolidated financial statements, i.e., the consolidated balance sheets and the consolidated statements of income for the 15th fiscal year from April 1, 2005 to March 31, 2006. After discussing these matters, we have prepared this Audit Report and report as follows.

1. Outline of Corporate Auditors' auditing methods
   Each auditor received reports and explanations from the directors, etc. and the accounting auditor regarding the Company's consolidated financial statements in accordance with the audit policies and the allotment of audit work as determined by the Board of Corporate Auditors, while asking the subsidiary to submit its accounting reports wherever necessary, and examined the status of their operations and assets.

2. Results of the audit
   (1) We find that the methods and the results of the audit by ChuoAoyama Pricewaterhouse Coopers, the accounting auditor, are proper.
   (2) As a result of the examination of the subsidiary, no matters that need to be indicated were observed in the Company's consolidated financial statements.

May 11, 2006

Board of Corporate Auditors
NextCom K.K.

Shinichi Araki Full-time Corporate Auditor

Kozo Kumagai Corporate Auditor

Shuichi Matsuzawa Corporate Auditor

Note: Full-time Corporate Auditor Shinichi Araki and Corporate Auditors Kozo Kumagai and Shuichi Matsuzawa are outside auditors in accordance with Article 335, Paragraph 3 of the Corporate Law.

Non-consolidated Balance Sheets

(As of March 31, 2006) (Unit: Thousands of yen)

Item	Amount	Item	Amount
(Assets)		**(Liabilities)**	
Current assets	23,325,955	**Current liabilities**	**10,663,559**
Cash and deposits	6,360,530	Accounts payable	6,876,924
Notes receivable	175,422	Short-term borrowings	40,000
Accounts receivable	10,798,983	Accounts payable other	3,702
Merchandise	5,103,001	Accrued expenses	896,210
Work in progress	90,408	Accrued corporate tax, etc.	518,487
Prepaid expenses	222,566	Accrued consumption tax, etc.	224,188
Deferred income taxes	418,856	Advances received	1,712,825
Accounts receivable	141,046	Deposits received	38,735
Foreign exchange contracts	2,789	Allowance for bonuses	297,464
Other	37,242	Allowance for quality assurance	29,000
Allowance for doubtful accounts	(24,891)	Deferred hedge profits	2,789
Fixed assets	**3,405,300**	Other	23,230
Tangible fixed assets	**2,012,454**	**Long-term liabilities**	**790,677**
Buildings	330,144	Allowance for employees' retirement benefits	556,287
Tools, furniture and fixtures	1,682,309	Allowance for officers' retirement benefits	234,390
Intangible fixed assets	**198,138**	**Total liabilities**	**11,454,236**
Software	180,774	**(Shareholders' equity)**	
Telephone subscription right	16,763	**Capital**	**4,113,733**
Trademark right	600	**Additional paid-in capital**	**6,919,400**
Investments and other assets	**1,194,708**	Capital reserve	6,919,400
Investment securities	63,448	**Retained earnings**	**6,485,759**
Subsidiary shares	90,000	Retained earning reserve	11,721
Claims in bankruptcy	9,272	Voluntary reserve	4,940,000
Long-term prepaid expenses	42	Special reserve	4,940,000

Item	Amount	Item	Amount
Deferred income taxes	529,280	Unappropriated retained earnings	1,534,038
Guarantee money paid	488,688	**Net unrealized gain on available-for-sale securities**	**17,852**
Other	23,248	Net unrealized gain on other securities	17,852
Allowance for doubtful accounts	(9,272)	**Treasury stock**	**(2,259,726)**
		Total shareholders' equity	**15,277,019**
Total assets	**26,731,256**	**Total liabilities and shareholders' equity**	**26,731,256**

Note: Amounts less than one thousand yen have been truncated.

Non-consolidated Statements of Income

(From April 1, 2005 to March 31, 2006)

(Unit: Thousands of yen)

Item	Amount	
Operating income and loss		
Operating revenues		
Net sales		44,325,940
Operating expenses		
Cost of sales		33,164,415
Selling, general and administrative expenses		8,770,440
Operating income		**2,391,085**
Non-operating income and expenses		
Non-operating income		
Interest income	214	
Dividends income	8,111	
Exchange gain	335,807	
Other	35,112	379,246
Non-operating expenses		
Interest expenses	1,470	
Loss on disposal of merchandise	20,420	
New share issuing expenses	10,698	
Treasury stock purchasing expenses	5,893	
Other	7,195	45,677
Ordinary income		**2,724,653**
Extraordinary income and loss		
Extraordinary income		
Gain on sale of fixed assets	477	
Gain on sale of investment securities	30,000	30,477
Extraordinary loss		
Loss on disposal of fixed assets	8,344	
Loss on valuation of investment securities	789	
Loss on valuation of memberships	1,499	
Loss on cancellation of derivatives contracts	341,098	351,732
Net income before taxes		**2,403,399**
Corporate, inhabitant and enterprise taxes	518,400	
Corporate tax, etc. adjustments	456,348	974,749
Net income		**1,428,650**
Profit carried over		181,122
Interim dividends		75,734
Unappropriated retained earnings for the period		**1,534,038**

(Amounts less than one thousand yen have been truncated.)

1. Significant accounting policies

(1) Valuation standards and methods for securities

a. Subsidiary shares — The moving average cost method is applied.

b. Other securities

Securities with market value — The market value method is applied on the basis of the quoted market price, at the end of the fiscal year (net unrealized gains or losses are declared in full in the shareholders' equity section, and the cost of securities sold is calculated using the moving average method).

Securities without market value — The moving average cost method is applied.

(2) Valuation standards and methods for derivatives, etc.

Derivatives — The market value method is applied.

(3) Valuation standards and methods for inventories

a. Merchandise — The moving average cost method is applied.

b. Work in progress — The specific cost method is applied.

(4) Depreciation of fixed assets

a. Tangible fixed assets — The declining balance method is applied. However, the straight-line method is applied to buildings acquired on or after April 1, 1998 (excluding ancillary facilities).

b. Intangible fixed assets — The straight-line method is applied. In addition, the straight-line method is applied to software based on the period in which it can be used in the Company (five years).

(Change in accounting policies)

Beginning in the fiscal year under review, the Company adopted

"Accounting Standards for Impairment of Fixed Assets" ("Opinion Concerning Setting Accounting for Impairment of Fixed Assets" issued by the Business Accounting Council on August 9, 2002), and "Implementation Guidance on Accounting Standards for Impairment of Fixed Assets" (the Financial Accounting Standards Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003). This change has no effect on profit and loss.

(5) Accounting treatment of deferred assets

New share issuing expenses	The full amounts are shown as expenses at the time of expenditure.

(6) Accounting standards for allowances

a. Allowance for doubtful accounts	To prepare for bad debt, the estimated amount of uncollectible accounts is stated in consideration of the percentage of bad debts that have occurred in the past with respect to general accounts, and the individual collectability of certain doubtful accounts and other receivables with respect to specific accounts.
b. Allowance for bonuses	To prepare for the payment of bonuses to employees, payments incurred at the end of the consolidated period are stated out of the amount of payment expected in the future.

c. Allowances for employees' retirement benefits

To prepare for the payment of employees' retirement benefits, the expected amount of accrual is stated on the basis of the projected retirement benefit obligations for the end of the fiscal year under review. Actuarial differences are stated as expenses in the fiscal year subsequent to the year of accrual, using the straight-line method based on a certain number of years (5 years) not exceeding the average remaining term of employment of the employees at the time of accrual.

d. Allowances for officers' retirement benefits

To prepare for the payment of officers' retirement benefits, 100% of the amount payable at the end of the fiscal year according to internal regulations is stated. This allowance is prescribed in Article 43 of the Enforcement Regulations of the Commercial Code.

e. Allowance for quality assurance To prepare for the payment of expenses associated with guarantee against defects or other problems, etc. within the warranty period under software development contracts, the expected amount of accrual is stated using calculations based on past experience.

(7) Accounting treatment of lease transactions

Financial lease transactions are accounted for based on accounting principles for normal lease transactions, excluding those in which the ownership of leased property is deemed to transfer to the lessee.

(8) Hedge accounting

a. Hedge accounting method

The deferred hedge method is applied.
However, appropriation procedures are adopted if the requirements for appropriation procedures are met for exchange contracts.

b. Hedge instruments and hedged items

-Hedging instruments

Exchange contract transactions, currency option transactions, currency swap transactions, foreign currency securities, and foreign currency term deposits are adopted as hedging instruments.

-Hedged items — Monetary payables in foreign currencies and anticipated purchase transactions denominated in foreign currencies are adopted as hedged items.

c. Hedging policy — Hedging is used in current transactions against future foreign exchange risks associated with import transactions denominated in foreign currencies, in consideration of past transactions according to internal regulations.

d. Assessing effectiveness of hedging

The effectiveness of hedging is confirmed by such means as comparing the fluctuations in the quoted market price of hedging instruments with those of hedged items.

(9) Accounting treatment of consumption tax, etc.

The tax excluded method is adopted.

2. Notes for non-consolidated balance sheets and non-consolidated statement of income

(Non-consolidated balance sheets)

(1) Payables to and receivables from the subsidiary

a. Short-term receivables JPY 116,391,000

b. Short-term payables JPY 392,699,000

(2) Accumulated depreciation on tangible fixed assets

JPY 2,610,307,000

(3) Fixed assets used under lease contracts

In addition to fixed assets stated in the balance sheets, the Company uses vehicles and delivery equipment, office equipment and some peripherals, and business use software under lease contracts.

(4) Assets pledged as collateral

Cash and deposits JPY 4,500,000

(5) Net assets prescribed in Article 124, Item 3 of the Enforcement Regulations of the Commercial CodeJPY 17,852,000

(6) Lawsuits

On September 29, 2004, the Company filed a lawsuit against Fujitsu Support and Service Inc. and Fujitsu Network Solutions Ltd., claiming payment of contract fees amounting to JPY 1,777 million, and the settlement proceedings for this case are currently underway in the court.

The amount of money for purchasing stock, which corresponds to contract fees, is stated in "Merchandise" of the Non-consolidated Balance Sheets as of the end of the fiscal year under review.

(Non-consolidated statements of income)

(1) Transactions with the subsidiary

Sales to the subsidiary	JPY 103,000
Purchases from the subsidiary	JPY 2,041,336,000
Transactions with the subsidiary other than operational transactions	---

(2) Net income per share JPY 2,343.07

Proposed Appropriation of Retained Earnings

(Unit: yen)

Item	Amount
Unappropriated retained earnings at the end of the fiscal year	1,534,038,114
This amount will be appropriated as follows:	
Cash Dividends	288,649,880
JPY 500 per share	
Bonuses for Directors	21,500,000
(including bonuses for Corporate Auditors)	(600,000)
Special reserve	800,000,000
Retained earnings to be carried forward	423,888,234

Notes:

1. Interim dividends amounting to JPY 75,734,500 (JPY 500 per share) were paid on December 16, 2005.
2. The cash dividends in the table exclude dividends on 30,008.24 treasury shares.

Independent Auditor's Report for Non-consolidated Financial Statements (Certified Copy)

Independent Auditor's Report

May 8, 2006

To the Board of Directors
NextCom K.K.

ChuoAoyama Pricewaterhouse Coopers
Designated and Management Partner, CPA, Masaaki Suzuki
Designated and Management Partner, CPA, Takayoshi Unno

Pursuant to Article 2, Paragraph 1 of the former "Law on Special Provisions for the Commercial Code Concerning Audits, etc. of Stock Corporations (Kabushiki Kaisha)", we have audited NextCom K.K.'s non-consolidated financial statements, i.e., the balance sheets, the statements of income, the business report (limited to the parts concerning accounts) and the proposed appropriation of retained earnings as well as the appended specifications (limited to the parts concerning accounts) for the 15th fiscal year from April 1, 2005 to March 31, 2006. The parts concerning accounts in the business report and the appended specifications subject to our audit are based on the records in the accounting book. NextCom's management is responsible for the preparation of these financial statements and appended specifications. These financial statements and appended specifications are the responsibility of the management. Our responsibility is to express our opinion on these financial statements and appended specifications as an independent auditor.

We conducted this audit in accordance with auditing standards that are generally accepted in Japan. These auditing standards require us to obtain reasonable assurance about whether the financial statements and the appended specifications are free of material misrepresentation. Our audit was conducted on a test basis, and includes the examination of the overall representation of the financial statements and the appended specifications including accounting policies adopted by the management, methods of applying these policies, and an evaluation of estimates conducted by the management. We believe that we obtained a reasonable basis for forming our opinion as an audit result. Our audit included auditing procedures for the subsidiary, which we considered necessary and implemented.

As a result of our audit, our opinion is as follows:

(1) We find that the balance sheets and the statements of income present fairly the state of assets and income or loss of the Company in conformity with applicable laws and regulations and the Articles of Incorporation.

(2) We find that the business report (limited to the parts concerning accounts) presents fairly the state of the Company in conformity with applicable laws and regulations and the Articles of Incorporation.

(3) We find that the proposed appropriation of retained earnings conforms to applicable laws and regulations and the Articles of Incorporation.

(4) We find that there is nothing to be pointed out regarding the appended specifications (limited to the parts concerning accounts) pursuant to the provisions of the former Commercial Code.

Additional Information

As described in 2. Notes of the balance sheets and the statements of income, (Non-consolidated balance sheets), (6) Lawsuits, NextCom filed a lawsuit claiming payment of contract fees, and the settlement proceedings for this case are currently underway in court.

This audit corporation and the partners do not have any interest in NextCom for which disclosure would be required under the provisions of the Certified Public Accountants Law.

Board of Corporate Auditor's Report for Non-consolidated Financial Statements (Certified Copy)

Corporate Auditor's Report

The Board of Corporate Auditors has received reports from each of the corporate auditors on the methods and results of the audit of the conduct of business activities by the directors of the Company during the 15th fiscal year from April 1, 2005 to March 31, 2006. After discussing these matters, we report as follows:

1. Outline of Corporate Auditors' auditing methods

In reference to the standards of auditing by Corporate Auditors determined by the Board of Corporate Auditors, each auditor attendeded the meetings of the Board of Directors and other important meetings in accordance with the audit policy and the schedule,etc. of this fisical year; obtained reports on execution of operations from the directors and staff of the internal audit section, etc.; reviewed significant approval documents, etc., of the Company; made inspections at the Company's head office and other principle offices on the state of operations and assets (including the internal control systems such as compliance and risk management structures); and requested that the Company's subsidiary report on their operations whenever necessary. Each auditor also received reports and explanations from the accounting auditor of the Company and reviewed the financial statements and the appended specifications.

Corporate auditors audited transactions of directors competing with the Company, transactions which may cause a conflict of interest between directors and the Company, offering of benefit by the Company without compensation, unusual transactions between the Company and the subsidiary or shareholders, and acquisition, disposal, or other transactions involving treasury stock by making directors report as found necessary and investigating in detail the circumstances in addition to the above methods.

2. Results of the audit

(1) We find that the methods and the results of the audit by ChuoAoyama Pricewaterhouse Coopers, the accounting auditor, are proper.

(2) We find that the business report presents fairly the state of the Company in conformity with applicable laws and regulations and the Articles of Incorporation.

(3) We find that there is nothing to be pointed out regarding the proposal for appropriation of retained earnings in light of the status of the Company's assets or any other circumstances.

(4) We find that the appended specifications fairly present the items to be disclosed and there is nothing to be pointed out in this regard.

(5) We find that there are no material instances of unjust conduct or violation of applicable laws and regulations or the Articles of Incorporation by the directors in the execution of their duties, and nothing to be pointed out regarding the internal control system.

In addition, we find that there is no breach of duty by directors concerning transactions of directors competing with the Company, transactions which may cause a conflict of interest between directors and the Company, offering of benefit by the Company without compensation, unusual transactions between the Company and the subsidiary or shareholders, and acquisition, disposal, or other transactions involving treasury stock.

May 11, 2006

Board of Corporate Auditors
NextCom K.K.
Shinichi Araki Full-time Corporate Auditor
Kozo Kumagai Corporate Auditor
Shuichi Matsuzawa Corporate Auditor

Note: Full-time Corporate Auditor Shinichi Araki and Corporate Auditors Kozo Kumagai and Shuichi Matsuzawa are outside auditors in accordance with Article 335, Paragraph 3 of the Corporate Law.

(3) Financial statements issued as "special financial statements" following the end of NextCom's fiscal year prior to the merger ("fiscal 2005") and dated as of the date selected as the "special closing date" (Article 182, Item5,(2) of the Enforcement Regulations of the Corporate Law)

Not applicable.

(4) Disposal, etc. of significant assets that occurred at NextCom after the end of fiscal 2005 (Article 182, Item5, (3) of the Enforcement Regulations of the Corporate Law)

Lawsuits

On September 29, 2004, NextCom filed a lawsuit with the Tokyo District Court against Fujitsu Support and Service Inc. ("FSAS") and Fujitsu Network Solutions Ltd. ("FNETS"). The court has recently rendered a decision in the case.

The Company was contracted to construct network equipment, etc. for FSAS and FNETS between August 2003 and January 2004. However, FSAS and FNETS have failed to pay construction fees amounting to JPY 1,777 million.

Although NextCom has repeatedly demanded that FSAS and FNETS pay the amount, the two parties have refused to pay, maintaining that they did not recognize the existence of the transactions and claiming that some of their employees executed such business without authorization. In response, on September 29, 2004 the Company filed a lawsuit with the Tokyo District Court against FSAS and FNETS, making a primary claim for payment of contract fees amounting to JPY 1,777 million.

NextCom has contended that FSAS and FNETS are fully liable under the transaction contract, and that even if they are not held liable for a breach of contract, they may still be held vicariously liable for the wrongful conduct of their employees. Accordingly, the Company has made a preliminary claim for payment of JPY 1,689 million. The Tokyo District Court advised both sides to compromise on February 17, 2006, followed by its presentation of a settlement plan on May 16, 2006. NextCom has contended that it cannot agree to this settlement plan. On October 6, 2006, the court handed down a judgment in the case. Details of the judgment are as follows:

a. The court dismisses the primary claim by the plaintiff (the Company).
b. The defendants shall pay jointly and severally to the plaintiff (the Company) JPY 947,503,200 and the amount equivalent to 5% annual interest rate on JPY 271,523,700 (of JPY 947,503,200) for the period between November 1, 2003 until the day of full payment, on JPY 109,294,500 (of JPY 947,503,200) for the period between December 11, 2003 until the day of full payment, and on JPY566,685,000 (of JPY947,503,200) for the period between January 14, 2004 until the day of full payment.
c. The defendant, Fujitsu Network Solutions Ltd., shall pay to the plaintiff (NextCom K.K.) JPY 235,200,000 and the amount equivalent to 5% annual interest rate on this amount for the period between January 31, 2004 and the date of full payment.

   Taking into consideration conservative accounting practices, NextCom recorded JPY 507 million, which is obtained by subtracting JPY 1,182 million (the amount of payment to NextCom judged by the court) from JPY 1,689 million (accounts receivable), and JPY 343 million, which is obtained by subtracting JPY 163 million (default interest on the payment amount) from the said JPY 507 million, as an allowance under extraordinary loss for the first half of the fiscal year under review.

NextCom has appealed the decision to a higher court. The case is now in trial at the Tokyo High Court.

(5) Disposal, etc. of significant assets that occurred at the Company after the end of fiscal 2005 (Article 182, Item6 of the Corporate Law Enforcement Regulations)

Converting the Company's subsidiary into a wholly-owned subsidiary by share acquisition and merger with the subsidiary

At the Board of Directors Meeting held on September 15, 2006, the Company passed a resolution to acquire the shares of Topacs, Inc. ("Topacs"), owned by Mitsui Chemicals, Inc., Toyo Business Engineering Corporation, and Alliance Group, Inc., and executed a Share Transfer Agreement with each company on the same date. At the same Board of Directors Meeting, the Company passed a resolution for Topacs to merge into the Company, with the Company as the surviving entity, on the merger date (effective date) of November 1, 2006. The Company converted Topacs into its wholly-owned subsidiary by acquisition of its shares and consummated the merger as of the merger date.

Outline of the conversion into a wholly-owned subsidiary by share acquisition and the merger is as follows:

a. Purpose of the share acquisition and the merger

Topacs is the Company's consolidated subsidiary that primarily engages in system development for manufacturers.

The Company acquired 67% of Topacs' shares from Mitsui & Co., Ltd., the parent company, on December 1, 2005, in an effort to maximize the synergy effect in the Company's group, and made Topacs a wholly-owned subsidiary by acquiring the remaining 33% of its shares by September 22, 2006. The Company decided to merge with Topacs so as to further reinforce the Topacs business as one of the Company's core competences.

As a result, the Company's group as a whole will be able to share the valued customers and development resources held by Topacs.

b. Name, etc. of the counterparty company of the share acquisition and the merger (as of September 30, 2006)

Trade name	Topacs, Inc.
Address of head office	26, 3-chome, Kanda-Nishiki-cho, Chiyoda-ku, Tokyo
Representative	Representative Director and President Shinichi Matsumoto
Business	Information Services
Capital	JPY 126,520,000.-
Net assets	JPY 463,980,000.-
Total assets	JPY 795,079,000.-
Closing of accounts	March 31

c. Method of the share acquisition and the merger

Topacs merged into the Company and became the Company's wholly-owned subsidiary after the Company acquired all of its issued and outstanding shares.

No new shares were issued, and the capital amount was not increased upon the merger.

d. Number of acquired shares and acquisition cost

Number of acquired shares 83,428 shares (shareholding ratio: 33%)

Acquisition Cost JPY 295,084,000 in total

e. Source of Funds

The Company applied its own funds for the requisite financing of the share acquisition.

f. Outline of Accounting Procedures

Pursuant to the accounting standards for business combinations, this merger is treated as a transaction under common control.

Proposal No. 2: Distribution of surplus in lieu of year-end distribution of dividends

The Company will be dissolved as of the merger effective date, upon the approval of Proposal No. 1 in its original form. Consequently, on condition of approval of Proposal No.1, the Company intends to distribute the surplus in lieu of the year-end distribution of dividends for the term ending March 31, 2007, taking into consideration the business results of the current term, with March 31, 2007 as the record date.

a. Type of assets to be distributed

Type of assets to be distributed shall be monetary.

b. Amount to be distributed to the shareholders and the total amount

The Company intends to distribute JPY 25 per common stock of the Company.

The total amount to be distributed will be JPY 316,448,250.

This amount, however, will be decreased by the amount equivalent to the number of the Company's treasury stock acquired between January 10, 2007 and the record date multiplied by JPY 25.

c. Effective date for distribution of surplus

The effective date shall be June 21, 2007.

Proposal No. 3: Payment of bonuses to the Directors

In order to reward their services for the current term, the Company intends to pay the five (5) Directors (excluding the Outside Directors) bonuses totaling a maximum of JPY 38,000,000, taking into consideration the Company's business results, amount of the past paid Directors bonuses, and other various factors.

With regard to the amount and the timing of payment of the bonuses for each Director, the Board of Directors shall have discretion.

[End]

Notes

Guide Map of the Venue of the General Meeting of the Shareholders

Place: Hotel New Otani Tokyo

"Orizuru Mai," the Main Building, Arcade Floor

4-1, Kioi-cho, Chiyoda-ku, Tokyo

[Map]


HOTEL NEW OTANI AREA MAP
THE MAIN
Hotel New Otani
TOWER
GARDEN COURT
N

Transportation:

- 9-minute walk from Yotsuya, Chuo line, Tokyo Metro Marunouchi Line or Namboku Line;
- 9-minute walk from Kojimachi, Tokyo Metro Yurakucho Line;
- 10-minute walk from Nagatacho, Tokyo Metro Hanzomon Line or Namboku Line; or

- 10-minute walk from Akasakamitsuke, Tokyo Metro Marunouchi Line or Ginza Line.

[Please use the entrance to the Main Building on the banquet room floor on the day of the Meeting. In addition, as traffic and parking around the site is expected to be busy on the day of the Meeting, please refrain from driving to the venue.]

END